SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-7433	E-MAIL ADDRESS dwilliams@stblaw.com

March 18, 2008

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Request for Withdrawal Pursuant to Rule 477

of Post-Effective Amendment No. 1 to Form F-3 filed under form type POS AM

(File No. 333-146011)

Ladies and Gentleman:

On behalf of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On March 12, 2008, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form F-3 (File No. 333-146011) under form type POS AM (accession number 0001193125-08-053303). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such POS AM filing. The Company refiled Post-Effective Amendment No. 1 to Form F-3 under form type POS462(c) on March 12, 2008.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (212) 455-7433 or Christopher Frigon at (212) 455-3229.

Sincerely, /s/ David Williams David Williams

cc:	Gabriel Blasi

Chief Financial Officer

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria